

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4561

February 6, 2017

Anthony Davis
Chief Executive Officer
YayYo, Inc.
433 North Camden Drive, Suite 600
Beverly Hills, CA 90210

> **Re: YayYo, Inc.**
> **Amendment No. 3 to Offering Statement on Form 1-A**
> **Filed February 3, 2017**
> **File No. 024-10654**

Dear Mr. Davis:

Our preliminary review of your amended offering statement indicates that it fails in numerous material respects to comply with the requirements of the form. In that regard, we note that the required financial statements and independent auditor's report have been omitted. We will not perform a detailed examination of the offering statement and we will not issue comments.

We will not be in a position to qualify the Form 1-A until you amend your offering statement to correct the deficiencies and address any comments we may have at that time.

Please contact Megan Akst, Senior Staff Accountant, at (202) 551-3407 or me at (202) 551-3499 with any questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief
Office of Information Technologies
and Services

cc: Joe Tagliaferro, Esq.
CKR Law, LLP